ZEISS CARL ZEISS MEDITEC


05008767

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States


PROCESSING
SECTION
RECEIVED
JUN 07 2005
198
SEC MAIL
WASH., D.C.

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

Our ref.: JB/Mtr

Date: 2005-05-31

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	Date of release
6 Month Report	2005-05-12

Best regards,

Carl Zeiss Meditec AG

i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Treffer
Assistant Investor Relations

6 Month Report

2004/2005



Q2


ZEISS

CARL ZEISS MEDITEC

The first 6 months 2004/2005

The key results at a glance



- Own growth supported by external company acquisitions
- Profitability grows faster than sales
- Entry into the attractive market of ophthalmo-surgery

Overview of business development

€ '000	6 Month Report 2004/2005	6 Month Report 2003/2004	Change
Consolidated sales	143,095	115,914	+23.4%
Gross margin	47.0%	45.8%	+1.2% points
Earnings before interest, taxes, depreciation and amortization (EBITDA)	19,867	15,723	+26.4%
EBITDA margin	13.9%	13.6%	+0.3% points
Earnings before interest and taxes (EBIT)	16,627	13,133	+26.6%
EBIT margin	11.6%	11.3%	+0.3% points
Consolidated net income	7,745	6,457	+19.9%
Return on sales	5.4%	5.6%	-0.2% points
Earnings per share	€ 0.27	€ 0.23	+17.4%

€ '000	31.03.2005	30.09.2004	Change
Net cash and cash equivalents	8,469	77,100	-89.0%
Trade accounts receivable[1]	61,800	34,806	+77.6%
Inventories	53,932	34,126	+58.0%
Days of Sales Outstanding (DSO)	77.7 days	53.3 days	+45.8%
Net Working Capital	49,190	29,937	+64.3%
Liabilities	181,484	78,260	+131.9%
Net debt	126,351	1,160	
Equity ratio	44.0%	61.1%	-17.1% points

€ '000	6 Month Report 2004/2005	6 Month Report 2003/2004	Change
Cash flow from operating activities	8,739	7,967	+9.7%
Cashflow / sales	6.1%	6.9%	-0.8% points
Cash flow per share	€ 0.30	€ 0.28	+7.1%

1 *Thereof from third parties: € 52.469 million (31 March 2005) and € 26.243 million (30 September 2004)*

Contents

Dear Shareholders,

Ladies and Gentlemen,

In the first half of 2004/2005 Carl Zeiss Meditec AG has once again continued on its profitable expansion course. Consolidated sales increased by 23.4% to € 143.1 million, whilst operative profitability grew even faster. Earnings before interest, taxes, depreciation and amortisation (EBITDA) rose by 26.4% to € 19.9 million (previous year: € 15.7 million); at € 16.6 million earnings before interest and taxes (EBIT) were 26.6% higher than in the previous year (€ 13.1 million). Consolidated net income rose to € 7.7 million. This represented an increase of almost 20% compared to the previous year's figure of € 6.5 million. A glance at the adjusted sales trends shows that this development is attributable to equal parts to internal growth and external company acquisitions. Had exchange rates remained constant since last year and without the external company acquisition of IOLTECH S.A. and Laser Diagnostic Technologies, Inc. sales revenues would have reached € 135.4 million. This figure is 16.8% higher than the same period last year.

By successfully exploiting our internal and external growth options we have strengthened and expanded our position as the leading manufacturer of ophthalmic systems and devices.

Above all the takeover of French ophthalmo-surgical specialist IOLTECH S.A. is a significant milestone in the implementation of our corporate strategy. With this step we have extended our activities to the fast-growing ophthalmic surgery market segment. Our own products in this segment together with the IOLTECH portfolio now cover the complete value-added chain in the field of ophthalmo-surgery from diagnosis to treatment and post-treatment. This enables us to participate directly in the demographically induced increase in the number of treatments. Long-term supply contracts for implants (intraocular lenses) will provide a constant source of revenue.

In the coming months our primary concern will be to expedite the integration of the two companies Laser Diagnostic Technologies, Inc. and IOLTECH S.A. At the same time we are endeavouring to expand our position as an innovative leader in the traditional market. As in the past, in this context we will be regularly launch-







Management Board
of Carl Zeiss Meditec AG

From left to right:
Ulrich Krauss
Bernd Hirsch
James L. Taylor

ing products on the market which offer physicians greater efficiency in day-to-day treatment and even better diagnostic and treatment results for patients.

We hope you find the 6 Month Report inspirational reading. At the same time we invite you to enter into a dialogue with us and look forward to receiving your suggestions, wishes or questions.

Jena, May 2005

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Bord

James L. Taylor
Member of the Management Bord

Management report to the consolidated interim financial statements

Business performance

1. Executive summary

In the first half of 2004/2005 Carl Zeiss Meditec AG ("Carl Zeiss Meditec", "the Company", "the Group") posted a 23.4% increase in sales to € 143.1 million (previous year: € 115.9 million). On the basis of constant exchange rates, sales of Carl Zeiss Meditec would have totalled € 148.4 million in the first half of 2004/2005 or 28.1% more than in the previous year. Not allowing for the external growth options[2] exercised in the reporting period, consolidated sales would have amounted to € 135.4 million. This corresponds to an increase of 16.8%.

Earnings before interest, taxes, depreciation and amortisation (EBITDA) improved by 26.4% over the previous year (€ 15.7 million) to € 19.9 million. The EBITDA margin amounted to 13.9% (previous year: 13.6%). Earnings before interest and tax (EBIT) grew by 26.6% to € 16.6 million (previous year: € 13.1 m). In the first six months of 2004/2005 the EBIT margin thus increased to 11.6% (previous year: 11.3%).

In particular, the significant increase in net income for the year resulted in an expansion in operating cash flow from € 8.0 million in the previous year to € 8.7 million in the reporting period. Despite the slight increase in the total number of shares[3], the cash flow per share increased to € 0.30 (previous year: € 0.28).

2. Structure of the financial statements

With regard to the structure of the consolidated financial statements, it should be noted that since last year the Company's reporting entity has been extended to include two new acquisitions and the adaptation of organisational structure in Japan[4]. With effect from 1 November 2004 the Japanese subsidiary of Carl Zeiss Meditec, Carl Zeiss Meditec Co., Ltd. took over the surgical business of Carl Zeiss Co. Ltd. In addition, the takeover of US company Laser Diagnostic Technologies, Inc. was formally completed on 2 December 2004. A majority holding (62.7%) in French company IOLTECH S.A. was acquired with effect from 1 February 2005. This shareholding increased to 81.2% as of the balance sheet date 31 March 2005. IOLTECH and LDT will accordingly be incorporated in the consolidated financial statements of Carl Zeiss Meditec from 1 February 2005 and 2 December 2004 respectively.

2 Acquisition of US company Laser Diagnostic Technologies, Inc. (LDT) and French ophthalmo-surgical specialist IOLTECH S.A. (IOLTECH)

3 Within the framework of the IOLTECH acquisition the number of shares was increased by € 1,265,553 by means of a capital increase against contribution in kind (see also Section "Events of particular significance)

4 This is a transaction under common control, as all companies are controlled by Carl Zeiss AG. (cf. Section "1. General comments" in the Notes to the consolidated interim financial statements)

3. Sales trends

In the first six months of the financial year 2004/2005 Carl Zeiss Meditec increased its consolidated sales by 23.4% to € 143.1 million (previous year: € 115.9 million). On the basis of constant exchange rates and after adjustment for effects due to external company acquisitions (IOLTECH and LDT) sales would have increased by € 135.4 million or 16.8% over the previous year.

In the diagnosis segment Carl Zeiss Meditec posted an 18.4% increase in sales to € 101.5 million (previous year: € 85.7 million). The main sales generators in the Diagnosis segment were, among others, the successful products STRATUSoct™, Humphrey® Field Analyzer (HFA) and IOLMaster®.

Sales revenues generated by IOLTECH S.A. with its products for the surgical treatment of eye diseases were combined under the revenue segment "Laser and IOL". Overall, consolidated sales in this segment "Laser and IOL" rose by 49.0% to € 29.7 million (previous year: € 19.9 million). The decline in sales recorded in the laser business in the first quarter of 2004/2005 was thus offset and once again an increase was posted in comparison to the previous year. In particular, the growth in consolidated sales of the VISULAS™ 532s, VISULAS™ 690s and VISULAS™ YAG III systems was most satisfactory. In individual markets, business with lasers for the correction of vision defects (MEL 80™) trailed behind the dynamic growth of the previous year.

Compared to the first half of 2003/2004 consolidated sales for services increased by 16.0% to € 12.0 million (previous year: € 10.3 million).

The following table shows a breakdown of consolidated sales for the first half of 2004/2005 by business segment.

Figure 1: Consolidated sales by business segment for the first 6 months in the financial years 2004/2005 and 2003/2004

(in € '000)


Sales by business segment
6 Month Report
2004/2005
6 Month Report
2003/2004
101,461
11,976
29,658
85,681
10,323
19,910
Consolidated sales:
143,095
Consolidated sales:
115,914
Diagnosis +18.4%
Service +16.0%
Laser and IOL +49.0%

On the basis of constant exchange rates, however, segment sales would have developed as follows.

Figure 2: Consolidated sales by business segment on the basis of constant exchange rates for the 6 Month Reports of 2004/2005 and 2003/2004

(in € '000)


Sales by business segment on the basis of constant exchange rates
6 Month Report
2004/2005
6 Month Report
2003/2004
105,963
12,497
29,989
85,681
10,323
19,910
Consolidated sales:
148,449
Consolidated sales:
115,914
Diagnosis +23.7%
Service +21.1%
Laser und IOL +50.6%

In the first half of 2004/2005, Carl Zeiss Meditec again posted its highest sales growth in the Asia/Pacific region. Compared to the previous year (€ 29.6 million), consolidated sales rose by 57.4% to € 46.6 million. This favourable trend stems, among others, from the encouraging growth of sales of laser systems in the Japanese market (in particular VISULAS™ 690s), adjustment of the organisational structure, the end of the fiscal year in Japan and positive trends in other markets in this region. The share of overall Carl Zeiss Meditec sales attributable to the Asia/Pacific Region in the first half of 2004/2005 was 32.6% (previous year: 25.5%).

With a share of 40.4% of consolidated sales (previous year 47.6%) the Americas region – comprising mainly the USA – was the main focus of sales in this reporting period. Due to the increase in sales revenue in the Asia/Pacific and European regions, however, its influence on the overall development of the consolidated sales of Carl Zeiss Meditec has diminished. Overall consolidated sales in this region rose by 4.8% to € 57.8 million (previous year: € 55.2 million) due to conversion rate fluctuations. On the basis of constant exchange rates, sales would have increased by 11.4% to € 61.5 million.

In Europe (excluding Germany), consolidated sales were 26.8% above the previous year's figure. Total sales in this region amounted to € 29.2 million (previous year: € 23.0 million). This region thus contributed a 20.4% share of consolidated sales (previous year: 19.8%). This positive development was attributable on the one hand to the increased demand for ophthalmic equipment and systems and on the other hand to the initial consolidation of IOLTECH, whose distribution activities focus on Europe. As before, consolidated sales based on constant exchange rates totalled € 29.2 million.

Compared to the previous year (€ 8.1 million), consolidated sales in Germany improved by 17.0% to € 9.5 million. Altogether, 6.6% (previous year: 7.0%) of consolidated sales arose in Germany in the reporting period.

The following diagram gives a breakdown of consolidated sales by region:

Figure 3:
Consolidated sales by region for the 6 Month Reports of 2004/2005 and 2003/2004

(in € '000)



Consolidated sales by region
6 Month Report
2004/2005
6 Month Report
2003/2004
46,590
57,838
29,180
9,487
29,595
55,207
23,005
8,107
Consolidated sales:
143,095
Consolidated sales:
115,914
Asia / Pacific (including Africa) +57.4%
Americas +4.8%
Europe (excl. Germany) +26.8%
Germany +17.0%

Consolidated sales by region on the basis of constant exchange rates would have been as follows.

Figure 4:
Consolidated sales by region on the basis of constant exchange rates for the 6 Month Reports of 2004/2005 and 2003/2004

(in € '000)



Consolidated sales by region on the basis of constant exchange rates
6 Month Report
2004/2005
6 Month Report
2003/2004
48,233
61,491
29,193
9,532
29,595
55,207
23,005
8,107
Consolidated sales:
148,449
Consolidated sales:
115,914
Asia / Pacific (including Africa) +63.0%
Americas +11.4%
Europe (excl. Germany) +26.9%
Germany +17.6%

4. Net worth

a) Statement of net worth

The following diagram summarises the development of major items of the consolidated financial statements.

Structure of consolidated balance sheet


31.03.2005
30.09.2004
45,327
139,618
67,850
97,245
49,748
106,742
42,817
16,126
127,286
54,198
153,944
14,612
49,453
28,807
131,599
5,574
Cons. balance sheet total: 350,040
Cons. balance sheet total: 215,433

Assets

- Cash and cash equivalents
- Current assets (excl. cash and cash equivalents)
- Long-term assets (excl. goodwill)
- Goodwill

Liabilities

- Current liabilities
- Long-term liabilities
- Shareholders' equity
- Minority interests

Figure 5:
Structure of consolidated balance sheet as of 31 March 2005 and 30 September 2004

(in € '000)

In particular as a result of the IOLTECH acquisition, the balance sheet structure of Carl Zeiss Meditec has changed considerably. The main changes to selected balance sheet assets and liabilities are shown below.

Assets

As of the cut-off date 31 March 2005 cash and cash equivalents held by Carl Zeiss Meditec AG amounted to € 45.3 million (30 September 2004: € 49.7 million). The acquisition of IOLTECH generated liquid assets of € 3.3 million for the Company. Furthermore, within the scope of the takeover bid to IOLTECH minority shareholders liquid assets totalling € 27.1 million were available at this point in time for the purpose of acquiring the remaining shares in IOLTECH. The acquisition of LDT and in part the IOLTECH acquisition were financed by a loan from the group treasury of Carl Zeiss AG. These loans are entered as a liability under "Long-term debt due to related parties" and under current liabilities to related parties in the consolidated balance sheet.

Accounts receivable from third parties stated in the consolidated balance sheet showed a significant increase as of the balance sheet date 31 March 2005 and stood at € 52.5 million (30 September 2004: € 26.2 million). The reason for this was the assumption of IOLTECH receivables. Furthermore, seasonally high sales immediately prior to the balance sheet date resulted in an increase in this item in the consolidated balance sheet. Accounts receivable from related parties fell to € 19.1 million as of 31 March 2005 (30 September 2004: € 35.9 million). The main reason for this development was the release of assets from the group treasury[5] of Carl Zeiss AG.

The € 19.8 million increase in inventories from € 34.1 million as of 30 September 2004 to € 53.9 million as of 31 March 2005 was to a large part a result of the acquisitions of Laser Diagnostic Technologies, Inc. and IOLTECH S.A.

The purchase of LDT and IOLTECH yielded goodwill totalling € 15.2 million and € 66.0 million respectively. The corresponding item in the consolidated balance sheet increased to € 97.2 million (30 September 2004: € 16.1 million). In both cases, in conjunction with the subdivision of the purchase price in conformance with US GAAP, the so-called purchase price allocation, intangible assets were also capitalised (cf. section "Expansion of the reporting entity" in the Notes to the consolidated interim financial statements).

5 The Company invests cash and cash equivalents which are not required for operating activities with the Carl Zeiss AG group treasury at customary market conditions. These are entered in the balance sheet as "Accounts receivable from related parties". This consolidated balance sheet item also contains trade accounts receivable from Carl Zeiss AG sales companies which distribute the Company's products in countries where Carl Zeiss Meditec AG has no representation with its own group companies.

Liabilities

The marked increase in the item "Accounts payable to related parties" in the consolidated balance sheet is mainly attributable to the funding of the takeover of French ophthalmo-surgical specialist IOLTECH S.A. by the group treasury of Carl Zeiss AG.

The "Long-term debt due to related parties" item in the consolidated balance sheet stems from the acquisition of the American company Laser Diagnostic Technologies, Inc. For this purpose a loan of € 20.1 million (31 March 2005) was secured from the Carl Zeiss AG group treasury.

There was an increase in "minority interests", primarily due to the as yet incomplete takeover of IOLTECH S.A. and the extension of the business of the Japanese subsidiary Carl Zeiss Meditec Co., Ltd.

The share capital of Carl Zeiss Meditec thus increased from € 28.4 million (30 September 2004) to € 29.7 million (31 March 2005). This increase originates from the acquisition of 62.7% of the holding in IOLTECH S.A. from its former principal shareholder Philippe Tourrette. The corresponding sale and purchase agreement dated 16 December 2004 proposes that 80% of the purchase price for this block of shares be paid in cash with the remaining 20% coming from the issue of new Carl Zeiss Meditec AG shares. Accordingly, by resolution of the Management Board of 19 January 2005 and with the approval of the Supervisory Board of 19 January 2005, the Company's share capital was increased by € 1.3 million with effect from 1 February 2005. The capital increase was implemented by a contribution in kind in accordance with the existing authorisation in Art. 4 (5) of the articles of association (Authorised Capital I). The contribution in kind consisted of 150,300 shares in IOLTECH S.A. which were held by its former majority shareholder Philippe Tourrette. As a result of the capital increase, there was also an increase of € 15.3 million in capital reserves to € 104.7 million (cf. Section "Capital increase" in the Notes to the consolidated interim financial statements).

On 31 March 2005 the item "Treasury stock" had fallen by € 174,000 compared to 30 September 2004 due to the issue of employee shares to German and American employees of the Company. The Management Board of Carl Zeiss Meditec had been authorised to take this action by the general meeting on 19 March 2004.

b) Key data on net worth

The following table shows the development of important key data on net worth.

Table 1: Key data on net worth as of 31 March 2005 and 30 September 2004

Key ratios	Definition	31.03.2005	30.09.2004	Change
Equity ratio	Shareholders' equity Balance sheet total	44.0%	61.1%	-17.1% points
Net debt	Liabilities less cash and cash equivalents less accounts receivable from group treasury of Carl Zeiss AG	€ 126,351,000	€ 1,160,000	
Net financial debt	Interest-bearing liabilities less cash and cash equivalents less accounts receivable from group treasury of Carl Zeiss AG	€ 41,620,000	€ (48,827,000)[6]	
Rate of inventory turnover	Cost of goods sold Average on inventories	3.4	3.5	-2.9%
Days of Sales Outstanding (DSO)	Trade accounts receivable Consolidated sales	77.7 days	53.3 days	+45.8%

5. Financial position

a) Statement of financial position

Figure 6: Summary of key ratios in the consolidated cash flow statement (in € '000)


Summary of key ratios in the consolidated cash flow statement
7,967
8,739
(5,272)
(97,970)
(726)
85,537
847
(4,421)
6 Month Report 2004/2005
6 Month Report 2003/2004
Change in cash and cash equivalents
Cash flow from financing activities
Cash flow from investing activities
Cash flow from operating activities

6 Negative sign means credit

Cash flow from operating activities in the first 6 months of 2004/2005 stood at € 8.7 million (previous year: € 8.0 million). This corresponds to an increase of 9.7% over the previous year and is partly attributable to the higher consolidated net income (€ 7.7 million compared to € 6.5 million in the previous year). Operating cash flow was diminished mainly due to the increase in receivables and inventories. There was an increase in accounts receivable, in particular due to the seasonally typical strong sales in Japan immediately before the balance sheet date on 31 March 2005. Inventories increased among other things due to the stockpiling of strategically important components in order to guarantee short delivery times. Acquisition-related changes in inventories and accounts receivable should be eliminated when calculating the cash flow.

In particular, the acquisitions of IOLTECH S.A. and Laser Diagnostic Technologies, Inc. have resulted in a significant increase in investments. Accordingly, cash flow from investing activities in the first half of 2004/2005 totalled € 98.0 million, of which € 90.8 million were attributable to the acquisition of these two companies. Investment in fixed assets was roughly 25% less than in the previous year, having fallen from € 1.4 million to € 1.1 million in the reporting period.

Cash flow from financing activities in the reporting period amounted to € 85.5 million (previous year: € -0.7 million). The main influencing factor was the loan raised to finance the acquisitions (IOLTECH and LDT). The disclosed "Repayment of convertible bonds" relates to the redemption of convertible bonds issued by IOLTECH S.A.

b) Key ratios relating to financial position

Key ratios	Definition	31.03.2005	30.09.2004	Change
Cash and cash equivalents	Cash at bank and in hand	45,327	49,748	-8.9%
Net cash and cash equivalents	Cash at bank and in hand + accounts receivable from group treasury of Carl Zeiss AG less accounts payable to group treasury of Carl Zeiss AG	8,469	77,100	-89.0%
Net Working Capital	Current assets less cash and cash equivalents less accounts receivable from group treasury of Carl Zeiss AG + accounts payable to group treasury of Carl Zeiss AG less current liabilities	49,190	29,937	+64.3%
Working Capital	Current assets less current liabilities	57,659	107,037	-46.1%

Table 2:
Key ratios of financial position as of 31 March 2005 and 30 September 2004

(in € '000)

The significant decrease in working capital is mainly attributable to an increase in current liabilities as a result of the IOLTECH acquisition.

Table 3: Key ratios of financial position in the 6 Month Report 2004/2005 and 2003/2004

Key ratios	Definition	6 Month Report 2004/2005	6 Month Report 2003/2004	Change
Cash flow per share	Cash flow from operating activities / Weighted average of shares outstanding	€ 0.30	€ 0.28	+7.1%
Capex ratio	Cash flow from investments in fixed assets / Consolidated sales	1.1%	1.6%	-0.5% points

6. Earnings position

a) Statement of earnings

Table 4: Summary of key ratios in the consolidated income statement for the 6 Month Reports 2004/2005 and 2003/2004

(in € '000)

Key ratios	6 Month Report 2004/2005	6 Month Report 2003/2004	Change
Revenue	143,095	115,914	+23.4%
Gross margin	47.0%	45.8%	+1.2% points
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	19,867	15,723	+26.4%
EBITDA margin	13.9%	13.6%	+0.3% points
Earnings before interest and taxes (EBIT)	16,627	13,133	+26.6%
EBIT margin	11.6%	11.3%	+0.3% points
Consolidated net income	7,745	6,457	+19.9%
Earnings per share (in €)	0.27	0.23	+17.4%

In the first half of 2004/2005 Carl Zeiss Meditec achieved an improvement in its gross margin: the latter rose by 1.2 percentage points from 45.8% last year to 47.0%. This is primarily attributable to the continued high proportion of innovative products in total sales, as well as the positive price effects in some systems. Carl Zeiss Meditec has therefore successfully managed to overcompensate for a slight increase in individual function costs. This increase is related, among other things, to the company acquisitions made by Carl Zeiss Meditec in the current financial year.

Compared to the previous year, marketing and selling expenses increased from € 22.7 million to € 29.2 million. This is for the most part attributable to the expansion of direct marketing within the scope of the IOLTECH acquisition and the reorganisation and expansion of marketing activities in the USA as a result of the LDT takeover. Furthermore, there have been additional costs for the marketing of surgical systems in Japan. The marketing and selling cost ratio thus totalled to 20.4% of consolidated sales (previous year: 19.6%).

General and administrative costs totalled € 7.2 million (previous year: € 5.6 million). This represents an administrative expenses ratio of 5.0% (previous year: 4.8%). The slight increase in these costs compared to the first half of 2003/2004 is partly attributable to the expenses incurred in conjunction with the Company's acquisitions.

In the first half of financial year 2004/2005 expenditure on research & development rose by 19.5% to € 14.5 million in comparison to the previous year's figure of € 12.2 million. The main reasons are the expansion of research and development activities in the USA together with the additional capacities of IOLTECH in this segment. In addition, the costs for certification procedures for the MEL 80™ refractive laser in the USA resulted in an increase in this item. The research and development ratio represented a 10.2% share of consolidated sales (previous year: 10.5%).

Earnings before interest, taxes, depreciation and amortisation (EBITDA) improved by 26.4% compared to the previous year (€ 15.7 million) to € 19.9 million. For the most part this is attributable to the Company's positive operative business. The EBITDA margin improved from 13.6% in the previous year to 13.9% in the first half of 2004/2005. Even allowing for protected depreciation on intangible assets capitalised in the purchase price allocation (PPA) in connection with the IOLTECH and LDT acquisitions, there was a significant increase in earnings before interest and taxes (EBIT). It improved by 26.6% to € 16.6 million compared to the previous year (€ 13.1 million). The EBIT margin showed an increase of 0.3 percentage points to 11.6% (previous year: 11.3%).

Due to the Company's acquisitions – for the most part financed by borrowed capital – disclosed interest expenses increased to € 0.9 million (previous year: € 0.6 million).

There was a sharp increase in "Income tax expenses and profits apportionable to outside shareholders" (minority interests) compared to the previous year. A portion of the minority interests was held by the remaining IOLTECH shareholders. As of 31 March 2005 Carl Zeiss Meditec held 81.2% of IOLTECH shares. By the end of the public offer period on 5 April 2005 this holding had increased to 87.1%. This was also occasioned by the expansion of marketing activities in Japan resulting from the take-over of the surgery business.

The taxation ratio amounted to 36.1% in the first half of 2004/2005 (previous year: 38.5%).

In the reporting period Carl Zeiss Meditec generated € 7.7 million in consolidated net income (previous year: € 6.5 million). This represents an increase of 19.9%. Despite the slight increase in the total number of shares, earnings per share thus increased by 17.4% from € 0.23 in the previous year to € 0.27 in the first half of 2004/2005.

b) Key ratios relating to earnings position

The acquisitions of IOLTECH S.A. and Laser Diagnostic Technologies, Inc. had a marked influence on the development of key ratios relating to the earnings position. The full amount of the respective balance sheet items were included in the calculation of the latter, whereas initially the earnings were only partially taken into account (according to the effective date of initial consolidation).

Figure 7: Key ratios of financial position in the 6 Month Report 2004/2005 and 2003/2004


Key ratios of financial position
5.6%
5.4%
10.2%
10.1%
6.3%
4.4%
26.4%
21.3%
6 Month Report 2004/2005
6 Month Report 2003/2004
Return on capital employed (ROCE, EBIT/average on capital employed)
Return on assets (RoA, cons. net income/total assets)
Return on equity (Cons. net income/equity capital)
Return on sales (Cons. net income/cons. revenue)

7. Research and development

In the first six months of the financial year 2004/2005 Carl Zeiss Meditec spent € 14.5 million on research and development (previous year: € 12.2 million). A total of € 0.4 million was granted in subsidies (previous year: € 0.6 million).

In the reporting period Carl Zeiss Meditec continued to consistently pursue its strategy of innovation. The focus lay on the following:

- **Continued development of the existing product portfolio**
  The focus of activities is above all the continued improvement of customer benefits for individual products Added efficiency and new fields of applications are to be developed for physicians in their daily use of the systems. This results in further improvements in diagnostic and treatment results for patients.

- **Development of new products on the basis of existing basic technologies**
  Founded on basic technologies in the possession of Carl Zeiss Meditec the existing product portfolio is to be enhanced by the addition of new equipment and systems. An example of this is the development of a new system on the basis of optical coherence tomography (OCT) for examining the anterior eye segment.

- **Linking of diagnosis and treatment**
  Particularly in conjunction with the extension of the product portfolio in the field of ophthalmology in the course of the IOLTECH takeover, the closer linkage of diagnosis, treatment and post-treatment will play an increasingly important role in research and development activities in future.

In addition, Carl Zeiss Meditec is systematically and continually investigating the application of new technologies to enable it to offer its customers innovative solutions in support of their daily work in future.

8. Events of particular significance

As of 1 February 2005, Carl Zeiss Meditec AG acquired 62.7% of the shares in French ophthalmic surgery specialist IOLTECH S.A. (IOLTECH) from its former majority shareholder Philippe Tourrette. The purchase price offered to Mr Tourrette is based on a value of € 110 million for 100% of IOLTECH shares, equivalent to € 91.78 per IOLTECH share. According to the Sale and Purchase Agreement dated 16 December 2004 Carl Zeiss Meditec has paid 80% of the acquisition price for the shares of Mr. Philippe Tourrette in cash and 20% by issuing new shares of Carl Zeiss Meditec AG. (Cf. Section "Capital increase" in Chapter 3 of the Notes to the Consolidated Balance Sheet).

In a second step, a public offer was submitted to the remaining IOLTECH shareholders for a period from 14 March to 5 April 2005. This bid proposed a cash payment to the same amount, i.e. € 91.80 per IOLTECH investment certificates. Up until 31 March 2005 Carl Zeiss Meditec was able to raise its share ownership in IOLTECH S.A. to 81.2%, and by 5 April 2005 the latter totalled 87.1%. Carl Zeiss Meditec still has its sights set on a complete takeover of the company.

The company, which is currently still listed on the Second Marché at the Paris Stock Exchange, specialises in the production and distribution of intra-ocular lenses (IOL) and consumables for ophthalmic surgery. In the financial year 2004/2005 (ended on 28 February 2005), the company posted sales of € 53.7 million.

The merger of Carl Zeiss Meditec AG with IOLTECH S.A., which has a complementary and competitive product portfolio and holds a strong position in the European market, offers considerable benefits to both parties. By extending its product portfolio to include ophthalmic surgery (predominantly cataract surgery), Carl Zeiss

Meditec now covers the entire spectrum – ranging from diagnosis and treatment through to post-treatment for this disease. At the same time the combination of the existing pools of technological expertise of the two companies will enable potential to be exploited in the medium term for the development of innovative products. Both companies have an efficient sales organisation which will profit from integration in future. In this way the global marketing activities of IOLTECH products can be selectively expanded. Seen as a whole, the takeover of IOLTECH represents an important step in the implementation of the Company's strategy. It has doubled the market segment addressed by Carl Zeiss Meditec in the field of ophthalmology. In addition, the ophthalmic market segment promises high growth rates and guarantees a direct link between sales and the number of treatments.

9. Events after the balance sheet date

With the aim of a complete takeover of IOLTECH S.A., Carl Zeiss Meditec has submitted a public offer to the shareholders of this company to acquire their shares for € 91.80 in cash per IOLTECH investment certificate. As a result of this cash offer, between 14 March and 5 April 2005 Carl Zeiss Meditec increased its holding in IOLTECH S.A. to 87.1% (as of 31 March 2005: 81.2%).

10. Orders on hand

As of 31 March 2005 the Group's orders on hand totalled € 13.5 million (previous year: € 12.1 million). Fig. 8 shows the distribution of orders on hand among the individual group companies as of the balance sheet date.

Figure 8: Orders on hand by group company (31 March 2005)


Orders on hand by group company
19.7%
<1%
38.2%
42.1%
Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany
Carl Zeiss Meditec AG, Jena, Germany
Carl Zeiss Meditec, Inc., Dublin, USA
Carl Zeiss Meditec Co., Ltd., Tokyo, Japan

11. Personnel

As of 31 March 2005 the Carl Zeiss Meditec Group employed a workforce of 1,182 (previous year: 802). In addition, there were 14 trainees in Germany and 1 trainee in France. Partially retired employees in Germany were not included in this figure.

The increase in the workforce was for the most part a result of the takeover of IOLTECH S.A. as of 1 February 2005.

12. Outlook

The first half of 2004/2005 has demonstrated how internal growth can be effectively supplemented and supported by the exercising of external growth options, in order to further increase sales and profits.

The next few months will be marked by consolidation and integration. One of the priorities will be the integration of existing distribution channels. In addition, the potential resulting from the combination of the technology and product portfolios of Carl Zeiss Meditec and IOLTECH must be exploited. A first step will be the "economic bundling" of equipment and systems with implants and consumables. In the medium term a "functional bundling" should also be possible, resulting in new applications and treatments by linking the know-how and competence of the two companies.

Directors' Holdings and Directors' Dealings

Directors' Holdings – Details on shareholdings of members of the Management or Supervisory Board of Carl Zeiss Meditec AG

		No. of Carl Zeiss Meditec shares (31.03.2005)
Management Board		
Ulrich Krauss	Shares	500
Bernd Hirsch	Shares	500
James L. Taylor	Shares	0
Supervisory Board		
Dr Michael Kaschke	Shares	1,250
Alexander von Witzleben	Shares	1,094
Dr Markus Guthoff	Shares	2,100
Dr Manfred Fritsch	Shares	450
Franz-Jörg Stündel	Shares	488
Wilhelm Burmeister	Shares	100
Company		
Carl Zeiss Meditec AG	Shares	400

Directors' Dealings – securities transactions subject to reporting requirements made by members of the Management or Supervisory Board of Carl Zeiss Meditec AG in the first six months of 2004/2005

In the first six months of the financial year 2004/2005 no securities transactions subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (WpHG) were made by members of either the Management or Supervisory Board or their relatives.

The appropriate details of these securities transactions were immediately made publicly accessible following their notification on the Company's Website at www.meditec.zeiss.com/ir and submitted to the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin, Federal Supervisory Office for Financial Services).

Shareholder structure

Shareholder structure of Carl Zeiss Meditec AG (as of 10 May 2005)

Shareholder structure of Carl Zeiss Meditec AG


65%
<0.1%
<0.1%
35%
100%

- Carl Zeiss Group
- Free float
- Carl Zeiss Meditec AG
- Management and Supervisory Board of Carl Zeiss Meditec AG
- Share capital (€ 32,523,844, divided into 32,523,844 no-par-value shares)

Consolidated statement of income (US GAAP)

€ '000	2nd quarter 2004/2005	2nd quarter 2003/2004	6 Month Report 2004/2005	6 Month Report 2003/2004
	01.01.2005 - 31.03.2005	01.01.2004- 31.03.2004	01.10.2004- 31.03.2005	01.10.2003 - 31.03.2004
Sales	81,157	57,511	143,095	115,914
Costs of goods sold	(42,141)	(29,974)	(75,832)	(62,839)
Gross profit	39,016	27,537	67,263	53,075
Selling and marketing expenses	(17,020)	(11,594)	(29,157)	(22,747)
General and administrative expenses	(4,225)	(2,887)	(7,184)	(5,575)
Research and development expenses	(8,196)	(6,745)	(14,969)	(12,770)
minus government grants received	167 (8,029)	272 (6,473)	427 (14,542)	597 (12,173)
Other operating income / (expense), net	84	65	147	167
Foreign currency gains / (losses)	(7)	347	100	386
Income before interest result, income taxes and depreciation and amortization	11,609	8,319	19,867	15,723
Income before interest result and income taxes	9,819	6,995	16,627	13,133
Interest income / (expense), net	(742)	(324)	(869)	(635)
Income before income taxes	9,077	6,671	15,758	12,498
Income tax expense	(3,121)	(2,664)	(5,683)	(4,814)
Minority interests	(2,226)	(1,057)	(2,330)	(1,227)
Net income	3,730	2,950	7,745	6,457
Earnings per share, basic (€)	0.13	0.10	0.27	0.23
Earnings per share, diluted (€)	0.13	0.10	0.27	0.23
Average number of shares outstanding				
Basic	29,414,610	28,402,377	28,900,632	28,402,377
Diluted	29,414,610	28,402,377	28,900,632	28,402,377

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated balance sheet (US GAAP)

€ '000	31.03.2005	30.09.2004
Assets		
Current assets:		
Cash	45,327	49,748
Trade accounts receivable, net of allowances of € 13.965 m (prev. year: € 12.032 m)	52,469	26,243
Accounts receivable from related parties	19,137	35,915
Inventories	53,932	34,126
Prepaid expenses	1,848	1,831
Deferred income taxes	9,919	7,419
Other assets	2,313	1,208
Total current assets	184,945	156,490
Property, plant and equipment, net	30,034	24,070
Goodwill	97,245	16,126
Other intangible assets, net	23,591	5,383
Other long-term accounts receivable, net of allowances of € 4,000 (prev. year: € 12,000)	133	393
Investments	362	-
Loans	2,293	2,871
Deferred income taxes	11,381	10,068
Other long-term assets	56	32
Total assets	350,040	215,433

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

€ '000	31.03.2005	30.09.2004
Liabilities and shareholders' equity		
Current liabilities:		
Current portion of long-term debt	783	198
Current portion of capital lease obligations	1,007	656
Trade accounts payable	18,291	10,592
Accounts payable to related parties	61,425	5,072
Income taxes payable	10,586	2,779
Deferred income	4,934	4,670
Deferred income taxes	917	108
Accrued expenses	26,419	23,431
Other current liabilities	2,924	1,947
Total current liabilities	127,286	49,453
Long-term debt, net of current portion	4,539	4,644
Long-term debt due to related parties	20,059	-
Capital lease obligations, less current portion	23,701	22,775
Long-term deferred income	849	682
Deferred income taxes	4,900	563
Other liabilities	150	143
Total liabilities	181,484	78,260
Minority interests	14,612	5,574
Shareholders' equity:		
29,682,182 ordinary shares with an imputed nominal value of € 1.00	29,682	28,417
Additional paid-in capital	104,735	89,433
Retained earnings	31,744	24,642
Accumulated other comprehensive loss	(12,213)	(10,715)
Treasury stock	(4)	(178)
Total shareholders' equity	153,944	131,599
Total liabilities and shareholders' equity	350,040	215,433

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated cash flow statement (US GAAP)

€ '000	6 Month Report 2004/2005	6 Month Report 2003/2004
	01.10.2004 - 31.05.2005	01.10.2003 - 31.03.2004
Cash flow from operating activities:		
Net income	7,745	6,457
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:		
Minority interest	2,330	1,227
Depreciation and amortisation	3,240	2,590
Loss on disposal of fixed assets	52	27
Deferred taxes	(448)	628
Change in working capital:		
Trade accounts receivable	(7,412)	785
Inventories	(5,357)	2,539
Prepaid expenses and other current assets	1,251	871
Trade accounts payable	4,486	(3,408)
Accrued tax expenses	4,489	(2,672)
Other accrued expenses and liabilities	(980)	(1,184)
Deferred income	(657)	107
Total adjustments	994	1,510
Net cash provided by operating activities	8,739	7,967
Cash flow from investing activities:		
Change of restricted cash	-	815
Purchase of fixed assets	(1,075)	(1,434)
Purchase of intangible assets	(549)	(386)
Proceeds from sale of fixed assets	25	3
Sale of investments	320	-
Repayments of loans	500	-
Proceeds from the disposal of discontinued operations	-	1,500
Acquisition of the surgical business in Japan	(6,365)	-
Acquisition of companies, net of cash aquired (2004/2005: LTD: € 20,932 Tsd., IOLTECH: € 69,894 Tsd. 2003/2004: Carl Zeiss Meditec Systems GmbH: € 5,770 Tsd.)	(90,826)	(5,770)
Net cash (used in) / provided by investing activities	(97,970)	(5,272)
Cash flow from financing activities:		
Repayments of short-term debt	-	(1,233)
Repayments of long-term debt	(98)	(64)
Inpayments from taking up short-term loans from related parties	7,811	2,105
Inpayments from taking up long-term loans from related parties	19,950	-
Increase / (decrease) in accounts receivable due to Treasury	46,664	-
Increase in liabilities from Treasury	16,792	(1,355)
Repayment of convertible bonds	(5,682)	-
Change under capital lease contracts	(74)	(179)
Issuance of treasury stock	174	-
Net cash provided by / (used in) financing activities	85,537	(726)
Effect of exchange rate changes on liquid assets	(727)	(1,122)
Net increase / (decrease) in cash	(4,421)	847
Cash, beginning of the reporting period	49,748	45,015
Cash, end of the reporting period	45,327	45,862
Supplemental disclosures concerning the cash flow:		
Interest paid	1,496	1,107
Income taxes paid	2,096	6,882

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated statement of changes in shareholders' equity (US GAAP)

€ '000

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders equity
As per 30.09.2003	28,417	89,433	12,032	(8,374)	(108)	121,400
Net income	-	-	12,610	-	-	12,610
Other comprehensive loss (due to adjustments of accruals for pensions after taxes)	-	-	-	(270)	-	(270)
Other comprehensive loss (due to currency conversions)	-	-	-	(2,071)	-	(2,071)
Accumulated comprehensive income	-	-	-	-	-	10,269
Purchase of treasury stock	-	-	-	-	(70)	(70)
As per 30.09.2004	28,417	89,433	24,642	(10,715)	(178)	131,599
Net income	-	-	7,745	-	-	7,745
Other comprehensive loss (due to adjustments of accruals for pensions after taxes)	-	-	-	42	-	42
Other comprehensive loss (due to currency conversions)	-	-	-	(1,540)	-	(1,540)
Accumulated comprehensive income	-	-	-	-	-	6,247
Purchase of surgical business in Japan (Transaction under common control)	-	-	(643)	-	-	(643)
Issuance of treasury stock	-	-	-	-	174	174
Capital increase	1,265	15,302	-	-	-	16,567
As per 31.03.2005	29,682	104,735	31,744	(12,213)	(4)	153,944

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

1. General comments

Accounting and valuation methods

The unaudited consolidated interim financial statements of Carl Zeiss Meditec AG ("the Company", "Carl Zeiss Meditec") for the period ending 31 March 2005 were prepared in compliance with the US Generally Accepted Accounting Principles ("US GAAP").

The accounting and valuation methods were applied in accordance with the last consolidated financial statements and that of the corresponding period of the previous year.

The rules of the German Accounting Standard (DRS) No. 6 for interim reporting were complied with.

These interim financial statements include all necessary accrued expenses and deferred revenue and, in the Management's opinion, present a true and fair view of the net worth, financial position and earnings of the Company. All the accruals and deferrals are in line with standard practice regarding accounting periods.

The results of the interim periods may not necessarily yield valid conclusions about the annual result.

The interim financial statements should be read in conjunction with the audited consolidated financial statements as of 30 September 2004 which are included in the 2003/2004 Annual Report of Carl Zeiss Meditec AG.

Recent pronouncements on accounting principles

In December 2004 the FASB published the revised version of its Statement SFAS No. 123 "Accounting for Stock-Based Compensation". SFAS No. 123 (revised 2004) requires employee remuneration costs in the form of equity-based instruments such as stock options to be valued at market value on the day of issue, and the costs for the remuneration to be recognised throughout the period of employment for this employee in the income statement. SFAS No. 123 (revised 2004) excludes the option for recognition for shares issued to employees in accordance with ABP 25. SFAS No. 124 should be applied by the Company from Q4 of the current financial year 2004/2005. The application of SFAS No. 123 (revised 2004) does not have any effect on the Company's net worth, financial position and earnings, particularly in view of the fact that the options currently granted to employees have expired in full due to the high exercise hurdle in the 2nd quarter of the current financial year.

Expansion of the reporting entity

Surgery business in Japan

On 1 November 2004 the Japanese subsidiary of Carl Zeiss Meditec AG, Carl Zeiss Meditec Co., Ltd., domiciled in Tokyo, Japan, took over with immediate effect the surgical business of Carl Zeiss Co., Ltd., which is also domiciled in Tokyo, Japan. This division is engaged in the marketing of surgical microscopes. This is a transaction under common control, as all companies involved are majority-owned by Carl Zeiss AG. Goodwill does not result from this transaction. The transaction is shown in the balance sheet at its present book value. US GAAP requires that the residual amount of € 1.258 million paid in excess of the respective book values of the acquired assets and liabilities be offset against equity.

The following is a summary of the assets acquired in the course of the acquisition of the surgery business.

€ '000	
Total purchase price	6,841
Book value of the acquired assets, in particular inventories	(5,583)
Amount payable exceeding book value (goodwill)	1,258
Offsetting against minority share (49%)	(615)
Offsetting against consolidated retained earnings (51%)	(643)
	0

As of 31 March 2005, € 6.365 million of the total purchase price had already been paid. The balance is to be paid during the course of the current financial year.

Laser Diagnostic Technologies, Inc., San Diego, USA

With effect from 2 December 2004 Carl Zeiss Meditec Inc. acquired 100% of the shares in US company Laser Diagnostic Technologies, Inc. (LDT), based in San Diego, California. The objective is to transfer all the company's activities and functions to the US subsidiary Carl Zeiss Meditec, Inc. With its primary product GDx VCC, an instrument for examining the optic nerve, LDT has set a new standard in glaucoma detection.

This acquisition is a major element of corporate strategy in the field of glaucoma diagnosis, with the aid of which the range of products available to eye specialists in this field is to be greatly expanded. The GDx VCC gives Carl Zeiss Meditec access to a customer group in the glaucoma diagnosis market segment which has hitherto been closed to it. It is mainly intended for doctors and optometrists who do not need the full range of examination options offered, for example, by the Carl Zeiss Meditec STRATUSOCT™ system. Being specifically designed for the early recognition, diagnosis and so-called disease management of glaucoma, the GDx VCC complements the market presence of Carl Zeiss Meditec's STRATUSOCT™. The STRATUSOCT™ is a retina imaging system with a wide range of potential applications. These include not only the early detection of glaucoma, but also its use in the diagnosis of other severe eye ailments such as age-related macular degeneration (AMD), diabetic retinopathy, as well as in examinations before and after the treatment of cataracts.

Activities of the acquired company are reflected in the consolidated financial statements from 2 December 2004, the day of acquisition.

The acquisition costs amounted to US$ 26.5 million (€ 19.923 million on the acquisition date 2 December 2004). Direct incidental acquisition costs totalled US$ 2.295 million (€ 1.725 million on the acquisition date 2 December 2004).

The allocation of the purchase price are based on preliminary estimates and as yet not completely audited balance sheet figures of LDT and is therefore subject to change until the final evaluation and examination by the Management Board of the Company of the fair value of the net assets acquired, the debts assumed and provisions.

The following table shows a breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (Purchase Price Allocation/PPA) in conformance with SFAS No. 141.

	US$ '000	€ '000
Acquired current assets	10,520	7,909
Acquired property, plant and equipment	167	126
Purchase Price Allocation:		
Patents	1,921	1,444
Trademarks	3,667	2,757
Goodwill	19.665	14,784
Acquired other non-current assets	2,663	2,002
Total acquired assets and purchase price allocation	38,603	29,022
Acquired current liabilities	7,751	5,827
Acquired other non-current liabilities	2,057	1,547
Total acquisition costs	28,795	21,648

Non-tax deductible, intangible assets (patents, trademarks) identified within the scope of purchase price allocation are amortised over an average term of eight or fifteen calendar years.

The acquisition resulted in non-tax deductible goodwill valued at US$ 19.665 million (€ 14.784 million on the acquisition date 2 December 2004). In accordance with SFAS No. 141, scheduled amortisation was not recorded on this amount. Instead, the acquired goodwill is subject to impairment testing provisions of SFAS No. 142.

To finance the acquired assets of LDT the Company took out a loan to the value of US$ 26.0 million (€ 19.546 million on the acquisition date 2 December 2004).

IOLTECH, S.A., La Rochelle, France

As of 1 February 2005, Carl Zeiss Meditec AG acquired 62.7% of the shares in French ophthalmic surgery specialist IOLTECH S.A. (IOLTECH) from its former majority shareholder Philippe Tourrette. The purchase price offered to Mr Tourrette is based on a value of € 110 million for 100% of IOLTECH shares, equivalent to € 91.78 per IOLTECH share. This represents a premium of 15.6% on the average weighted IOLTECH share price in the three months prior to the announcement of the intended takeover on 17 December 2004. According to the Sale and Purchase Agreement dated 16 December 2004 Carl Zeiss Meditec has paid 80% of the acquisition price for the shares of Mr. Philippe Tourrette in cash and 20% by issuing new shares of Carl Zeiss Meditec AG. (Cf. Section "Capital increase" in Chapter 3 of the Notes to the consolidated interim financial statements).

In a second step, a public offer was submitted to the remaining IOLTECH shareholders for a period from 14 March to 5 April 2005. This bid proposed a cash payment to the same amount, i.e. € 91.80 per IOLTECH investment certificates. Up until 31 March 2005 Carl Zeiss Meditec was able to raise its share ownership in IOLTECH to 81.2%. As of 5 April 2005 the total Carl Zeiss Meditec holding in IOLTECH had increased to 87.1%. Carl Zeiss Meditec still has its sights set on a complete takeover of the company.

The company, which is currently still listed on the Second Marché at the Paris Stock Exchange, specialises in the production and distribution of intra-ocular lenses (IOL) and consumables for ophthalmic surgery. In the financial year 2004/2005 (ended on 28 February 2005), the company posted sales of € 53.7 million.

The merger of Carl Zeiss Meditec AG with IOLTECH S.A., which has a complementary and competitive product portfolio and holds a strong position in the European market, offers considerable benefits to both parties. By extending its product portfolio to include ophthalmic surgery (predominantly cataract surgery), Carl Zeiss Meditec now covers the entire spectrum – ranging from diagnosis and treatment through to post-treatment for this disease. At the same time the combination of the existing pools of technological expertise of the two companies will enable potential to be exploited in the medium term for the development of innovative products. Both companies have an efficient sales organisation which will profit from integration in future. In this way the global presence of IOLTECH products can be selectively expanded. Seen as a whole, the takeover of IOLTECH represents an important step in the implementation of the Company's strategy. It has doubled the market segment addressed by Carl Zeiss Meditec in the field of ophthalmology. In addition, the ophthalmic market segment promises high growth rates and guarantees a direct link between sales and the number of treatments.

The business activities of IOLTECH S.A. were reflected in the consolidated financial statements starting with 1 February 2005, the date of acquisition.

The acquisition costs amounted to € 92.109 million, direct incidental acquisition costs were € 1.338 million.

The allocation of the purchase price for this acquisition is based on the preliminary estimates and as yet not completely audited balance sheet figures of IOLTECH and is therefore subject to change until the final evaluation and examination by the Management Board of the Company of the fair value of the net assets acquired, the debts assumed and provisions. Moreover, further purchase price payments and incidental costs may be due as a result of the acquisition of additional holdings in IOLTECH.

The following table shows a provisional breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (Purchase Price Allocation/PPA) in conformance with SFAS No. 141.

€ '000	
Acquired current assets	33,569
Acquired property, plant and equipment	7,535
Acquired other intangible assets	5,261
Purchase Price Allocation:	
Intangible amortisable assets	9,298
Goodwill	65,981
Acquired other non-current assets	1,257
Total acquired assets and Purchase Price Allocation	122,901
Acquired current liabilities	17,010
Acquired other non-current liabilities	5,056
Total acquired liabilities	22,066
Minority interests	7,388
Total purchase price (acquired net assets)	93,447

Non-tax deductible, intangible assets to be identified within the scope of purchase price allocation are amortised in the above table on the basis of assumptions over an average term of 10 calendar years.

The acquisition thus resulted in a non-tax deductible goodwill valued at € 65.981 million. In accordance with SFAS No. 141, scheduled amortisation was not recorded on this amount. Instead, the acquired goodwill is subject to impairment testing provisions of SFAS No. 142.

Assuming that the acquisitions in Japan, the USA and France had already been completed by 1 October 2003, the financial years 2004/2005 and 2003/2004 would have had the following pro forma values:

€ '000 Pro forma values

	2nd quarter 2004/2005	2nd quarter 2003/2004	6 months 2004/2005	6 months 2003/2004
Revenue	85,638	84,555	165,612	158,769
Earnings before interest and taxes	10,248	10,153	17,879	17,741
Consolidated net income	4,085	4,133	8,445	8,378
Earnings per share (in €)	0.14	0.15	0.29	0.29

These pro forma quantities are given merely for the purposes of comparison and contain certain adjustments, such as additional amortisation expenditure on the acquired intangible assets and interest expenses from the loan to finance the acquisition and corresponding deferred taxes. The pro forma figures serve as a comparison and are not necessarily indicators for possible business development if the acquisition had ensued at an earlier date. Above all, it should be noted that the actual short and long-term effects of the individual acquisitions on sales revenue and profits are not included in these figures. Nor do the figures necessarily reflect future development.

2. Comments on the consolidated income statement

Pro forma figures on the Stock Option Plan

In the consolidated financial statements Carl Zeiss Meditec AG uses APB No. 25 for the valuation of the stock option plan. Due to the fact that the exercise hurdle was not exceeded and thus no intrinsic value arose, the Company did not post any remuneration expenses.

Had the method defined in SFAS No. 123 for the calculation of the remuneration expenses been applied, the consolidated net income for the year and the earnings per share would have been as follows:

€ '000	2nd quarter 2004/2005	2nd quarter 2003/2004	6 months 2004/2005	6 months 2003/2004
Consolidated net income as posted	3,730	2,950	7,745	6,457
Stock options expenses acc. to SFAS No. 123	-	(26)	(1)	(52)
Tax gain	-	10	-	20
Stock options expenses (after tax) acc. to SFAS No. 123	-	(16)	(1)	(32)
Pro forma consolidated net income	3,730	2,934	7,744	6,425
Net earnings per share (in €):				
as posted	0.13	0.10	0.27	0.23
pro forma	0.13	0.10	0.27	0.23
Earnings per share allowing for the dilution effect (in €):				
as posted	0.13	0.10	0.27	0.23
pro forma	0.13	0.10	0.27	0.23

Earnings/loss per share

Basic earnings/(loss) per share were calculated by dividing the consolidated net income for the year by the weighted average number of common shares issued in the relevant accounting period. Earnings/(loss) per share allowing for the dilution effect were calculated in compliance with SFAS No. 128 to reflect the effect of diluting securities.

The share options issued to employees in the past did not generate any dilution effects either in the quarter or in the comparative period.

Business relationships to related parties

Sales amounting to € 29.436 million resulted from relations with related parties in the reporting period 2004/2005 (previous year: € 29.976 million). The designation "related parties" comprises Carl Zeiss AG and its affiliated companies.

3. Comments on the consolidated balance sheet

Warranties

The Company furnishes the buyer with a warranty for sold products over the contractually agreed average period of 15 months. Provisions are formed for this purpose on the basis of the average values of guarantee claims made in the past.

The following table shows the change in guarantee provisions from 1 October 2004 to 31 March 2005:

€ '000	
As of 01.10.2004	4,642
Appropriation	1,976
Appropriation from acquisition	134
Reversal	0
Utilisation	(1,582)
Currency effects	(87)
As of 31.03.2005	5,083

Pensions

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Pension obligations and the expenditure necessary to cover these obligations are calculated by the prescribed projected unit credit method in conformance with SFAS No. 87. The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets legally set aside to fund future benefit payments.

Pension expenditure for the periods 1 October 2004 to 31 March 2005 and 1 October 2003 to 31 March 2004 was as follows:

€ '000	2nd quarter 2004/2005	2nd quarter 2003/2004	6 months 2004/2005	6 months 2003/2004
Wages and salaries	42	25	93	50
Interest expenses for projected benefit obligations	11	14	32	28
Amortisation of actuarial profits/losses	1	3	9	6
Pension expenditure	54	42	134	84

Capital increase

The sale and purchase agreement dated 16 December 2004 for the acquisition of 62.7% of the shares in IOLTECH S.A. from former majority shareholder Philippe Tourrette prescribes that 80% of the purchase price is to be paid in cash, with the remaining 20% coming from the issue of new shares from the authorised capital of Carl Zeiss Meditec.

Accordingly, by resolution of 19 January 2005 and with the approval of the Supervisory Board, the Management Board of Carl Zeiss Meditec AG decided to partially implement the authorization pursuant to Art. 4 (5) of the articles of association (Authorised Capital I) and to increase the Company's share capital by € 1,265,553 from € 28,416,629 to € 29,682,182 by issuing 1,265,553 new no-par-value bearer shares. The new shares are endowed with dividend rights as of 1 October 2004. The statutory subscription right of the shareholders was excluded. The 1,265,553 new no-par-value bearer shares were subscribed to by Mr Philippe Tourrette, 15 bis Pommerou, 17220 Clavette, France, for a total of € 13,794,534 or € 10.90 per share. In return Mr Tourrette contributed 150,300 shares in IOLTECH, domiciled at 10 avenue Paul Langevin, 17180 Perigny, France, recorded in the Register of Companies under No. 353 451 062, to Carl Zeiss Meditec AG. The contributed shares represent 12.54% of the share capital of IOLTECH S.A. totalling € 1,198,579. The contribution was effective as of 1 February 2005.

The shares issued for the increase in non-cash capital were valued in conformance with US accounting principles on the so-called measurement date. In accordance with EITF 99-12 this is the date of the ad hoc announcement of the acquisition of a majority holding in IOLTECH, i.e. 17 December 2004. At this point in time the market value of the shares stood at € 13.10. In accordance with this stipulation, after subtracting issuing costs of € 11,000 the share issue was valued at € 16,567,000.

The capital reserve increased accordingly by € 15.302 million to € 104.735 million, after issue expenses of € 11,000 had been subtracted.

The capital increase was recorded in the commercial register at the domicile of Carl Zeiss Meditec on 2 February 2005.

4. Segment reporting

As of the balance sheet date, segment reporting was as follows:

€ '000	2nd quarter 2004/2005	2nd quarter 2003/2004	6 months 2004/2005	6 months 2003/2004
Revenue				
Germany	28,988	26,384	58,276	54,062
USA	35,027	31,304	74,641	66,643
Japan	24,669	10,845	31,693	16,024
Rest of Europe	9,245	-	9,245	-
Eliminations	(16,772)	(11,022)	(30,760)	(20,815)
Consolidated	81,157	57,511	143,095	115,914

€ '000	2nd quarter 2004/2005	2nd quarter 2003/2004	6 months 2004/2005	6 months 2003/2004
Operating income/ loss (EBIT)				
Germany	1,174	38	3,170	1,472
USA	3,135	3,450	7,909	7,830
Japan	5,689	2,855	6,052	3,304
Rest of Europe	1,159	-	1,147	-
Eliminations	(1,338)	652	(1,651)	527
Consolidated	9,819	6,995	16,627	13,133

Sales revenue and operating income/loss is allocated according to the geographic region of the group company that generates the revenue or the operating income/loss.

5. Events after the balance sheet date

On 7 April it was announced that Carl Zeiss Meditec had increased its holding in French ophthalmo-surgical specialist IOLTECH S.A. to 87.1% by way of a voluntary takeover. The Company considered this result of the takeover bid as a further successful milestone on Carl Zeiss Meditec's way to the complete takeover of IOLTECH. Until the conclusion of this process, IOLTECH S.A. remains listed at the French Stock Exchange Euronext.

Financial calendar and contact

Financial calendar

Date	Financial year 2004/2005
13.05.2005	General Meeting
12.08.2005	9 Month Report
12.08.2005	Telephone Conference
15.12.2005	Annual Financial Statements 2004/2005
15.12.2005	Analysts' Conference Frankfurt am Main

The 6 Month Report 2004/2005 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures of this report are available for downloading from the following address:

www.meditec.zeiss.com/ir

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Phone: +49 (0) 36 41 / 2 20-1 15
Fax: +49 (0) 36 41 / 2 20-1 17
investors@meditec.zeiss.com

Editor:
Jens Brajer

Concept and design:
PROFIL PR und Werbeagentur GmbH,
Erfurt, Germany
www.profilpr.de

Printed in Germany 05/2005.
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
D-07745 Jena, Germany

Phone: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com